Exhibit 3.3

CERTIFICATE OF TRUST

OF

ACAS BUSINESS LOAN TRUST 2004-1

THIS Certificate of Trust of ACAS Business Loan Trust 2004-1 (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust formed hereby is ACAS Business Loan Trust 2004-1.

2. Delaware Trustee. The name and business address of the trustee of the Trust, in the State of Delaware are Wachovia Bank of Delaware, National Association, One Rodney Square, 1st Floor, 920 King Street, Wilmington, Delaware 19801.

3. Effective Date. This Certificate of Trust will be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

WACHOVIA BANK OF DELAWARE, NATIONAL ASSOCIATION, not in its individual capacity but solely as Owner Trustee

By:

Name:
Title: